CDF FUNDING, INC.
5595 Trillium Boulevard
Hoffman Estates, Illinois 60192
June 21, 2006
Ms. Rolaine S. Bancroft
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Re:	CDF Funding, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed June 8, 2006
File No: 333-130782
Dear Ms. Bancroft:
In this letter, CDF Funding, Inc. (the “Registrant”) responds to the Commission staff’s comment letter dated July 19, 2006 concerning the captioned Registration Statement (the “Comment Letter”).
The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 3 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 3, which have been marked to show the changes from the Registration Statement as filed on June 8, 2006.
The Registrant’s responses to the Comment Letter are set forth below. The responses follow each of the staff’s comments, which are re-typed below. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.
This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.
Prospectus Supplement
Exhibits
1.	We note that Section 2.9 of your servicing agreement allows for the accountant’s attestation report to be replaced by any similar certification “using standards which are now or in the future in use by servicers of comparable assets” or which otherwise comply with the rules and regulations of the Commission. Revise to clarify that regardless of standards used by other servicers, the certification required by this section will at all times comply with the rules and regulations of the Commission. Additionally, please file the agreement on EDGAR prior to effectiveness. Finally, we note that your subservicing agreement will be filed by amendment. Please file an updated subservicing agreement prior to effectiveness.

Response

We have revised the servicing agreement as requested, and we will file the servicing agreement on EDGAR prior to effectiveness. Further, we will file the subservicing agreement on EDGAR prior to effectiveness.

     If you have specific questions you would like to discuss, please do not hesitate to contact me at (203) 229.5563 or Marc Klyman, outside legal counsel for this matter, at (312) 701.8053. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,
/s/ Fred A. Robustelli
Fred A. Robustelli
Vice President and Assistant Secretary of the Registrant